Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three months ended June 30, 2022
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at June 30 and March 31, 2022

(expressed in thousands of US dollars)
	Notes	June 30, 2022	March 31, 2022
Assets		$	$

Current assets
Cash and cash equivalents		914,789	953,654
Trade and other receivables	10	51,092	45,766
Inventories		8,575	7,540
Other current assets	9	30,060	35,535

Total current assets		1,004,516	1,042,495

Lease right-of-use assets, net		23,879	25,539
Property and equipment, net		17,687	16,456
Intangible assets, net		382,835	409,568
Goodwill		2,097,100	2,104,368
Other long-term assets	11	26,473	21,400
Deferred tax assets		152	154

Total assets		3,552,642	3,619,980

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	12	71,565	78,307
Lease liabilities		7,330	7,633
Current portion of long-term debt	14	29,858	—
Income taxes payable		6,643	6,718
Deferred revenue		65,650	65,194

Total current liabilities		181,046	157,852

Deferred revenue		1,885	2,121
Lease liabilities		20,848	23,037
Long-term debt	14	—	29,841
Accrued payroll taxes on share-based compensation		981	1,007
Deferred tax liabilities		4,456	6,833

Total liabilities		209,216	220,691

Shareholders’ equity
Share capital	15	4,229,756	4,199,025
Additional paid-in capital		147,531	123,777
Accumulated other comprehensive income (loss)	16	(6,875)	2,677
Accumulated deficit		(1,026,986)	(926,190)

Total shareholders’ equity		3,343,426	3,399,289

Total liabilities and shareholders’ equity		3,552,642	3,619,980

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three months ended June 30, 2022 and 2021

(expressed in thousands of US dollars, except per share amounts)
		Three months ended June 30,
	Notes	2022	2021
		$	$

Revenues	4	173,882	115,920

Direct cost of revenues	5, 6	96,357	58,347

Gross profit		77,525	57,573

Operating expenses
General and administrative	6	30,239	22,277
Research and development	6	35,636	22,216
Sales and marketing	6	68,645	42,270
Depreciation of property and equipment		1,221	869
Depreciation of right-of-use assets		2,047	1,625
Foreign exchange loss		443	249
Acquisition-related compensation		17,103	2,014
Amortization of intangible assets		25,876	17,013
Restructuring	13	1,207	197

Total operating expenses		182,417	108,730

Operating loss		(104,892)	(51,157)

Net interest income	7	2,007	226

Loss before income taxes		(102,885)	(50,931)

Income tax expense (recovery)
Current		264	630
Deferred		(2,353)	(2,224)

Total income tax recovery		(2,089)	(1,594)

Net loss		(100,796)	(49,337)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(8,833)	304
Change in net unrealized loss on cash flow hedging instruments		(719)	—

Total other comprehensive income (loss)	16	(9,552)	304

Total comprehensive loss		(110,348)	(49,033)

Net loss per share – basic and diluted	8	(0.68)	(0.38)

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three months ended June 30, 2022 and 2021

(expressed in thousands of US dollars)
	Three months ended June 30,
	2022	2021
Cash flows from (used in) operating activities	$	$
Net loss	(100,796)	(49,337)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	15,598	580
Amortization of intangible assets	25,876	17,013
Depreciation of property and equipment and lease right-of-use assets	3,268	2,494
Deferred income taxes	(2,353)	(2,224)
Share-based compensation expense	38,528	12,387
Unrealized foreign exchange loss	254	220
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(4,921)	(883)
Inventories	(1,035)	(1,824)
Other assets	1,931	(2,823)
Accounts payable and accrued liabilities	(7,876)	7,736
Income taxes payable	(75)	673
Deferred revenue	220	820
Accrued payroll taxes on share-based compensation	(26)	784
Net interest income	(2,007)	(226)

Total operating activities	(33,414)	(14,610)

Cash flows from (used in) investing activities
Additions to property and equipment	(3,080)	(1,235)
Additions to intangible assets	(603)	—
Acquisition of businesses, net of cash acquired	—	(191,686)
Purchase of investments	(820)	—
Interest income	2,311	1,196

Total investing activities	(2,192)	(191,725)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	552	5,544
Share issuance costs	—	(570)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(2,092)	(1,922)
Financing costs	(270)	(287)

Total financing activities	(1,810)	2,765

Effect of foreign exchange rate changes on cash and cash equivalents	(1,449)	138

Net decrease in cash and cash equivalents during the period	(38,865)	(203,432)

Cash and cash equivalents – Beginning of period	953,654	807,150

Cash and cash equivalents – End of period	914,789	603,718

Interest paid	270	243
Income taxes paid	11	147

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the three months ended June 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$
Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289

Net loss		—	—	—	—	(100,796)	(100,796)
Share issuance costs		—	(193)	—	—	—	(193)
Exercise of stock options and settlement of share awards		488,856	15,326	(14,774)	—	—	552
Share-based compensation		—	—	38,528	—	—	38,528
Share-based acquisition-related compensation		222,715	15,598	—	—	—	15,598
Other comprehensive loss	16	—	—	—	(9,552)	—	(9,552)

Balance as at June 30, 2022		149,372,883	4,229,756	147,531	(6,875)	(1,026,986)	3,343,426

Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283

Net loss		—	—	—	—	(49,337)	(49,337)
Share issuance costs		—	(480)	—	—	—	(480)
Exercise of stock options and settlement of share awards		345,049	9,508	(3,964)	—	—	5,544
Share-based compensation		—	—	12,387	—	—	12,387
Share-based acquisition-related compensation		25,099	580	—	—	—	580
Shares issued in connection with business combination		2,692,277	180,086	—	—	—	180,086
Other comprehensive income	16	—	—	—	304	—	304

Balance as at June 30, 2021		131,590,940	2,716,142	44,300	10,019	(687,094)	2,083,367

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s annual audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2022.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on August 3, 2022.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2022.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    3. Significant accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent annual audited consolidated financial statements.
    4. Revenues
The disaggregation of the Company’s revenue was as follows:

	Three months ended June 30,
	2022	2021
	$	$

Subscription revenue	73,560	49,925
Transaction-based revenue	91,524	56,453
Hardware and other revenue	8,798	9,542

Total revenues	173,882	115,920
    5. Direct cost of revenues

	Three months ended June 30,
	2022	2021
	$	$

Subscription cost of revenue	20,423	14,617
Transaction-based cost of revenue	62,901	32,189
Hardware and other cost of revenue	13,033	11,541

Total direct cost of revenues	96,357	58,347
    6. Employee compensation
The total employee compensation comprising salaries and benefits, excluding government assistance, for the three months ended June 30, 2022, was $102,211 (June 30, 2021 – $66,002).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
Share-based compensation and related costs were included in the following expenses:

	Three months ended June 30,
	2022	2021
	$	$

Direct cost of revenues	2,246	1,195
General and administrative	10,085	3,369
Research and development	10,885	4,204
Sales and marketing	15,086	7,907

Total share-based compensation and related costs	38,302	16,675
As at June 30, 2022, the Company had 12,669,907 options, 4,748,468 restricted share units, 40,067 deferred share units, and 619,640 performance share units which include non-market performance conditions outstanding (June 30, 2021 - 8,352,537, 1,188,563, 16,257 and 75,182, respectively).
    7. Finance income and costs

	Three months ended June 30,
	2022	2021
	$	$

Interest income	2,716	995
Interest expense	(709)	(769)

Net interest income	2,007	226

    8. Loss per share
The Company has share options and awards as potentially dilutive securities. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three months ended June 30, 2022 and 2021. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	Three months ended June 30,
	2022	2021

Issued Common Shares	149,372,883	131,590,940
Weighted average number of Common Shares – basic and diluted	148,973,294	130,882,174

Net loss per share – basic and diluted	($0.68)	($0.38)

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive was 17,399,850 stock options and share awards for the three months ended June 30, 2022 (June 30, 2021 - 8,165,121).
    9. Other current assets

	June 30, 2022	March 31, 2022
	$	$

Restricted cash and restricted deposits	1,411	1,531
Prepaid expenses and deposits	14,249	20,478
Commission asset	9,534	8,959
Other	4,866	4,567

Total other current assets	30,060	35,535
    10. Trade and other receivables

	June 30, 2022	March 31, 2022
	$	$

Trade	24,756	22,894
Loss allowance	(3,464)	(3,043)

Total trade receivables	21,292	19,851

Research and development tax credits receivable	5,563	4,195
Sales tax receivable	5,513	6,323
Merchant cash advances	9,373	6,300
Indemnification receivables	9,351	9,097

Total trade and other receivables	51,092	45,766
The indemnification receivables are for indemnities on certain income tax payables and other liabilities assumed through our acquisitions.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    11. Other long-term assets

	June 30, 2022	March 31, 2022
	$	$

Restricted cash	247	260
Prepaid expenses and deposits	5,679	5,945
Commission asset	11,354	9,604
Contract asset	7,641	5,591
Investments	1,552	—

Total other long-term assets	26,473	21,400
    12. Accounts payable and accrued liabilities

	June 30, 2022	March 31, 2022
	$	$

Trade	36,830	39,245
Accrued compensation and benefits	21,284	25,238
Accrued payroll taxes on share-based compensation	3,122	3,594
Acquisition-related payables	4,802	5,527
Other	5,527	4,703

Total accounts payable and accrued liabilities	71,565	78,307
    13. Contingencies and Provisions
Contingencies
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of our Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. The Company and management intend to vigorously defend against each of these proceedings.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit include U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally relate to web-based point of sale builder systems. The Company and management intend to vigorously defend against the action.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
The Company has not provisioned for the above-mentioned matters as the outcome is not determinable nor the amount of loss, if any, reasonably estimable given the present stage of the proceedings in each case.
Provisions
The Company settled a provision of $1,775 during the three months ended June 30, 2022 in respect of a threatened litigation against one of the Company’s subsidiaries. Lightspeed was indemnified against the potential liability resulting therefrom as part of the acquisition of the subsidiary and the full potential amount of such liability was recovered as part of an indemnification payment received by the Company during the fiscal year ended March 31, 2022.
The Company is involved in litigations and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
During the three months ended June 30, 2022, the Company implemented a restructuring plan for its operations. The restructuring expense consists entirely of costs related to terminations of employment for a total of $1,207 for the three months ended June 30, 2022 (June 30, 2021 - $197).
    14. Credit facility
As at June 30, 2022, the Company has credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which include a $25,000 demand revolving operating credit facility (the "Revolver") and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the "Acquisition Facility", and together with the Revolver, the "Credit Facilities"). The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) and was set to mature 60 months thereafter.
The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the term of the Acquisition Facility. The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Credit Facilities are secured by all material assets of the Company. The Company was in compliance with covenants as at June 30, 2022.
On July 6, 2022, the Company repaid in full the balance outstanding under the Acquisition Facility, including all accrued and unpaid interest and the Acquisition Facility was terminated. Prior to the repayment, excluding unamortized financing costs, the balance drawn on the Acquisition Facility was $30,000.
The Company expects to amend the Revolver to, among other things, reduce the size of the Revolver and facilitate greater operating flexibility.
    15. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to Common Shares refer to Subordinate Voting Shares in the Capital of Lightspeed.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
    16. Accumulated other comprehensive income

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$
Balance as at March 31,	2,654	9,715	23	—	2,677	9,715

Other comprehensive income (loss)	(8,833)	304	(719)	—	(9,552)	304

Balance as at June 30,	(6,179)	10,019	(696)	—	(6,875)	10,019
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was approximately $82,625 CAD as at June 30, 2022 (March 31, 2022 - $26,000 CAD).
    17. Related party transactions
Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended June 30,
	2022	2021
	$	$

Short-term employee benefits	729	586
Share-based payments	7,011	1,617

Total compensation paid to key management personnel	7,740	2,203
    18. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2022 and 2021

(expressed in thousands of US dollars, except number of shares and per share amounts)
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash, trade receivables, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at June 30 and March 31, 2022.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined by calculating the present value of the future estimated cash flows based on the terms of the agreements. The fair value of investments was based on prices for financial instruments stemming from private investments that the Company participated in.
As at June 30 and March 31, 2022, financial instruments measured at fair value in the condensed interim consolidated balance sheets were as follows:

	June 30, 2022			March 31, 2022

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	914,789	914,789	Level 1	953,654	953,654
Restricted cash and restricted deposits	Level 1	1,658	1,658	Level 1	1,791	1,791
Merchant cash advances	Level 3	9,373	9,373	Level 3	6,300	6,300
Foreign exchange forward contracts	Level 2	0	0	Level 2	23	23
Investments	Level 3	1,552	1,552	—	—	—
Liabilities:
Foreign exchange forward contracts	Level 2	696	696	Level 2	0	0